Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus/Laurel Funds, Inc.:

We have examined management's assertion, included in
the accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of
1940, that The Dreyfus/Laurel Funds, Inc. (the "Company"),
which is comprised of Dreyfus Core Equity Fund (collectively the "Fund") complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act
of 1940 as of August 31, 2009.  Management is responsible
for the Fund's compliance with those requirements.  Our
responsibility is to express an opinion on management's
assertion about the Fund's compliance based on our
examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included examining,
on a test basis, evidence about the Fund's compliance with
those requirements and performing such other procedures as
we considered necessary in the circumstances.  Included
among our procedures were the following tests performed
as of August 31, 2009 and with respect to agreement of
security purchases and sales, for the period from
June 30, 2009 (the date of our last examination),
through August 31, 2009:
1. 	Examination of The Bank of New York Mellon's
(the "Custodian") security position reconciliations
for all securities held by sub custodians and in book
entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities
held in safekeeping by the Custodian but not included in
1. and 2. above;
4.	Reconciliation between the Fund's accounting records
and the Custodian's records as of August 31, 2009 and verified reconciling items;
5.        Confirmation of pending purchases for the Fund as of
August 31, 2009 with brokers, and where responses were not
received, inspection of documentation corresponding to
subsequent cash payments;
6.	Agreement of pending sale activity for the Fund as of
August 31, 2009 to documentation of corresponding subsequent cash receipts;
7.	Agreement of the Company's trade tickets for two
purchases and two sales or maturities for the period
June 30, 2009 (the date of our last examination) through
August 31, 2009, to the books and records of the Fund
noting that they had been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing Report on
Controls Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period October 1, 2007 through
September 30, 2008 and noted no relevant findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that all
control policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the
SAS 70 Report, have remained in operation and functioned adequately from October 1, 2008 through August 31, 2009. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2009, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
November 25, 2009



November 25, 2009


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Core Equity Fund, (the "Fund"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2009 and from June 30, 2009 through August 31, 2009. Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2009 and from June 30, 2009 through August 31, 2009 with respect to securities reflected in the investment accounts of the Fund.

Dreyfus/Laurel Funds, Inc.

Jim Windels
Treasurer